I, Michael Loyd, certify that the financial statements of Dope Coffee Company LLC included in this Form are true and complete in all material respects.

Signature: _Michael Loyd_

Name: Michael Loyd
Title: Founder, Manager, and CEO of Dope Coffee Company LLC

Date: _Apr 3, 2020_